UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bit Digital, Inc.

File No. 001-38421 – CTR# 5681

Bit Digital, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on January 24, 2024.

Based on representations by Bit Digital, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1 to the Form 6-K filed on January 24, 2024 through January 24, 2029
Exhibit 4.2 to the Form 6-K filed on January 24, 2024 through January 24, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary